UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October 2022	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated October 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: October 13, 2022	By:	/s/ Eric P. Salsberg
		Name:	Eric P. Salsberg
		Title:	Vice President, Corporate Affairs and Corporate Secretary